UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 28, 2019 and March 30, 2019	12

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 28, 2019 and September 29, 2018	13

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 28, 2019 and September 29, 2018	14

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week periods ended September 28, 2019 and September 29, 2018	15

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 28, 2019 and September 29, 2018	16

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	17

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: November 21, 2019		Vice President, Chief Financial Officer

3

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

Exhibit Number	Description
Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2	Unaudited Condensed Consolidated Balance Sheets as of September 28, 2019 and March 30, 2019

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 28, 2019 and September 29, 2018

Exhibit 99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 28, 2019 and September 29, 2018

Exhibit 99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week periods ended September 28, 2019 and September 29, 2018

Exhibit 99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 28, 2019 and September 29, 2018

Exhibit 99.7	Notes to the Unaudited Condensed Consolidated Financial Statements

4

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Description of operation – continuing operations, Discontinued Operations, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks Group”, “Birks” “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 30, 2019 as fiscal 2019, and the current fiscal year ending March 28, 2020 as fiscal 2020. Fiscal 2020 and fiscal 2019 each consist of fifty-two week periods.

All figures presented in this MD&A are in $CAD unless otherwise specified.

Overview

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale customers in North America and the U.K. As of the date of this MD&A, Birks Group operated 26 stores under the Birks brand in most major metropolitan markets in Canada, 1 retail location in Calgary operated under the Brinkhaus brand, 1 retail location in Vancouver operated under the Graff brand and 1 retail location in Vancouver operated under the Patek Philippe brand. Birks fine jewelry collections are also available through select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as at certain other jewelry retailers across North America.

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, debit cards, third-party credit cards, private label credit cards and proprietary credit cards to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight and duties, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand and our third party retail brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 4.3% of sales during the twenty-six week period ended September 28, 2019 and 7.6% of sales during the twenty-six week period ended September 29, 2018. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. Depreciation and amortization includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and amortization of intangibles.

Having accomplished an important part of our strategic plan in completing the major renovations of our flagship stores in fiscal 2019, we continue to focus our attention to the execution of our strategic plan. We expect to invest a significantly lower amount in capital expenditures in fiscal 2020 and fiscal 2021 as we focus primarily on delivering a return on our strategic investment spending during fiscal 2017 to 2019.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through the expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand as well as our third party retail brands with an objective of maintaining and increasing customer traffic, client acquisition and retention, and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, , in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain talent whose values are aligned with our omni-channel strategic vision.

Discontinued Operations

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (now known as Watches of Switzerland) (“Aurum”) to sell its wholly-owned subsidiary, Mayors Jewelers Inc. (“Mayors”), which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million) (the “Aurum Transaction”).

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the condensed consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinued operations for the twenty-six week periods ended September 28, 2019 and September 29, 2018, respectively.

	26 week period ended September 28, 2019
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	85,343	—	85,343
Cost of sales	52,719	—	52,719

Gross profit	32,624	—	32,624
Selling, general, and administrative expenses	32,289	117	32,406
Depreciation and amortization	2,386	—	2,386

Operating loss	(2,051)	(117)	(2,168)
Interest and other financial costs	2,417	—	2,417
Income tax expense	—		—

Net loss	(4,468)	(117)	(4,585)

	26 week period ended September 29, 2018
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	68,728	—	68,728
Cost of sales	42,355	—	42,355

Gross profit	26,373	—	26,373
Selling, general, and administrative expenses	32,471	444	32,915
Restructuring charges	498	—	498
Depreciation and amortization	1,899	—	1,899

Operating loss	(8,495)	(444)	(8,939)
Interest and other financial costs	1,866	—	1,866
Income tax expense	—	—	—

Net loss	(10,361)	(444)	(10,805)

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 30, 2019 filed with the SEC on June 24, 2019, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Continuing Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 28, 2019	For the 26 weeks ended September 29, 2018
Comparable store sales from continuing operations	12%	4%

The increase in comparable store sales of 12% during the twenty-six week period ended September 28, 2019 was primarily related to an increase in sales of third party branded watches driven by the Company’s improved portfolio of third party watch brands, the Company’s successful pointed marketing campaigns which led to increases in key performance indicators ensuing throughout the retail network, such as conversion rate, transaction volume and average sales transaction value, as well as by the inclusion in the comparable store sales metric of the newly renovated Montreal flagship store which re-opened in June 2018 following extensive renovations.

Twenty-Six Week Period Ended September 28, 2019 compared to the Twenty-Six Week Period Ended September 29, 2018

Net Sales

	For the 26 weeks ended September 28, 2019	For the 26 weeks ended September 29, 2018
	(In thousands)
Net Sales – Retail	$81,070	$65,143
Net Sales – Other	4,273	3,585

Total Net Sales	$85,343	$68,728

Total net sales for the twenty-six week period ended September 28, 2019 were $85.3 million compared to $68.7 million in the twenty-six week period ended September 29, 2018, which is an increase of $16.6 million, or 24.2%. Net retail sales were $15.9 million greater than the comparable prior year period driven by the 12% increase in comparable store sales and the increased sales after the renovation of our flagships and other stores. The increase in Net Sales – Other of $0.7 million is due to an increase in sales of our gold exchange program, partially offset by a decrease in e-commerce sales.

Gross Profit

	For the 26 weeks ended September 28, 2019	For the 26 weeks ended September 29, 2018
	(In thousands)
Gross Profit – Retail	$31,404	$25,093
Gross Profit – Other	1,220	1,280

Total Gross Profit	$32,624	$26,373

Total gross profit for the twenty-six week period ended September 28, 2019 increased by $6.2 million to $32.6 million, or 38.2% of net sales, as compared to $26.4 million or 38.4% of net sales, during the twenty-six week period ended September 29, 2018 due to the additional sales volume. The decrease of 20 basis points in gross margin percentage was mainly attributable to a shift in product sales mix towards branded timepieces, partially offset by a reduction in sales promotions in the current period compared to the prior period as a result of the re-opening of the Montreal and Toronto flagship locations post-renovations.

SG&A Expenses

SG&A expenses were $32.3 million or 37.8% of net sales, in the twenty-six week period ended September 28, 2019, compared to $32.5 million, or 47.2% of net sales, in the twenty-six week period ended September 29, 2018. SG&A expenses in the twenty-six week period ended September 28, 2019 decreased by $0.2 million versus SG&A expenses in the prior comparable period, but is lower as a percentage of sales by 940 basis points. This variance is driven primarily by applying cost containment initiatives to corporate overheads and, shifting marketing projects internally by having more targeted campaigns, partially offset by increased occupancy costs, largely due to the new Toronto flagship location.

Restructuring Charges

The Company incurred nil and $0.5 million of restructuring charges associated with the final phase of its operational restructuring plan during the twenty-six week periods ended September 28, 2019, and September 29, 2018, respectively. The restructuring charges incurred in the prior period were primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with its strategic direction following the Aurum Transaction.

Depreciation and Amortization Expense

Depreciation and amortization expense for the twenty-six week period ended September 28, 2019 was $2.4 million compared to $1.9 million in the same period in the prior fiscal year, primarily due to the increase in capital expenditures incurred by the Company as a result of the recent renovations to its flagship locations.

Interest and Other Financing Costs

Interest and other financing costs were $2.4 million for the twenty-six week period ended September 28, 2019, compared to $1.9 million for the twenty-six week period ended September 29, 2018, an increase of $0.5 million. The increase was driven primarily by higher average outstanding balances on the senior secured credit facility and term debt during the twenty-six week period ended September 28, 2019 of $55.2 million and $16.1 million, respectively, as compared to $41.6 million and $13.3 million, respectively, in the comparable prior fiscal year period. The increase is also attributable to an increase of 80 basis points of the weighted average interest rate of the senior secured credit facility when comparing the twenty-six week period ended September 28, 2019 to the twenty-six week period ended September 29, 2018.

Income Tax Expense

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 28, 2019, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2012 through 2019 remain open to examination in the major tax jurisdictions in which the Company operates. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our continuing operations during these periods as the criteria for recognition of these assets was not met at September 28, 2019.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S Generally Accepted Accounting Principles (“GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Adjusted operating expenses and adjusted operating loss

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. Given that there were no restructuring costs in the twenty-six week period ended September 28, 2019, the table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures with GAAP for the twenty-six week period ended September 29, 2018.

Reconciliation of non-GAAP measures	26 Weeks Ended September 29, 2018
($‘000)	GAAP Measure	Restructuring costs (a)	Non-GAAP Adjusted Measure
Total operating expenses and total adjusted operating expenses– from continuing operations	34,868	(498)	34,370
as a % of net sales from continuing operations	50.7%		50.0%
Operating loss and adjusted operating loss – from continuing operations	(8,495)	498	(7,997)
as a % of net sales from continuing operations	(12.4)%		(11.6)%

(a)	Expenses associated with the Company’s operational restructuring plan

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility (defined below). As of September 28, 2019, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $58.7 million ($59.2 million net of $0.5 million of deferred financing costs,) on its maximum amount $85.0 million credit facility, which is used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that could result in the outstanding balances borrowed under the Company’s senior secured credit facility and the senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit and the senior secured term loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 28, 2019 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million (the “Credit Facility”). The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 28, 2019.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company is required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Credit Facility and the Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders, and based upon these reviews, the Company’s borrowing capacity could be significantly increased or decreased.

The Credit Facility and Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Credit Facility and Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favourable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its Credit Facility and Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 28, 2019 by the Company’s lenders.

Borrowings under our Credit Facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 28, 2019	September 29, 2018
	(In thousands)
Credit facility availability	$74,473	$61,454
Amount borrowed at period end	$58,740	$44,802

Excess borrowing capacity at period end (before minimum threshold)	$15,733	$16,652

Average outstanding balance during the 26 weeks	$55,150	$41,603
Average excess borrowing capacity during the 26 weeks	$14,062	$17,250
Maximum borrowing outstanding during the 26 weeks	$61,092	$46,112
Minimum excess borrowing capacity during the year	$10,808	$12,898
Weighted average interest rate for 26 weeks	4.6%	3.8%

On June 5, 2019, the Company repaid the outstanding balances on its term loans from Investissement Québec, namely its $5 million term loan ($0.6 million outstanding balance as at March 30, 2019) and $2 million term loan ($0.3 million outstanding balance as at March 30, 2019).

As of September 28, 2019, the Company had a balance of $2.0 million (USD $1.5 million) outstanding from an original $6.7 million (USD $5.0 million) cash advance from one of its controlling shareholders, Montel S.à.r.l. (“Montel”, previously known as Montrovest B.V.). This advance is payable upon demand by Montel once conditions stipulated in our Credit Facility permit such payment. The conditions that are required to be met are the same as those that are required to be met for the Company to pay dividends which is described above. This advance bears an annual interest rate of 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%.

As of September 28, 2019, the Company had a balance of $1.7 million (USD $1.25 million) outstanding from an original $3.4 million (USD $2.5 million) loan from Montel. The loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of 12.2%. In May 2019, Montel granted the Company a one year extension of the term of the outstanding balance of $1.7 million (USD $1.25 million) which was scheduled to be fully repaid in July 2019. Subsequent to the one-year term extension, the principal balance of the loan will now come due in July 2020. As part of the one-year term extension, Montel also granted the Company a one year moratorium on the monthly interest payments on the outstanding loan balance (approximately $16,800 in Canadian dollars). The accrued interest will become due with the remaining outstanding principal balance in July 2020.

Cash flow—from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 28, 2019	September 29, 2018
	(In thousands)
Net cash provided by (used in)
Operating activities	$(6,191)	$(6,579)
Investing activities	(3,998)	(8,876)
Financing activities	10,715	16,118
Net cash used in discontinued operations	(117)	(444)

Net increase in cash and cash equivalents	$409	$219

Net cash used in operating activities from continuing operations was $6.2 million during the twenty-six week period ended September 28, 2019 as compared to $6.6 million during the twenty-six week period ended September 29, 2018. The $0.4 million increase in cash flows related to operating activities from continuing operations was the result of a $5.9 million decrease in operating loss from continuing operations during the twenty-six week period ended September 28, 2019 compared to the comparable period in the prior fiscal year, partially offset by $5.5 million of cash used by changes in working capital, of which period over period changes included inventory increase of $6.3 million, driven by increasing sales as well as by an increase in inventory purchased with extended payment terms, an accounts receivable increase of $6.6 million driven primarily by increasing sales as well as by an increase in the penetration of the in-house credit program, partially offset by an accounts payable increase of $8.0 million primarily driven by the increase in inventory.

During the twenty-six week period ended September 28, 2019, net cash used in investing activities from continuing operations was $4.0 million as compared to $8.9 million during the twenty-six week period ended September 29, 2018. The $4.9 million decrease in net cash used in investing activities from continuing operations was primarily attributable to the recent completion of store renovations and remodelling of flagship and key locations, and significant additions to intangible assets in the prior period of $2.3 million related to the Company’s implementation of its enterprise resource planning system.

Net cash provided by financing activities from continuing operations was $10.7 million in the twenty-six week period ended September 28, 2019 as compared to $16.1 million in the twenty-six week period ended September 29, 2018. The $5.4 million decrease in cash flows from financing activities was primarily due to a decrease in cash inflows from long-term debt of $10.5 million, partially offset by an increase in bank indebtedness of $5.0 million during the twenty-six week period ended September 28, 2019 as compared to the comparable prior year period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowing under the Credit Facility and the Term Loan from Crystal Financial each bear interest at floating rates which are based on CDOR plus a fixed interest rate. As of September 28, 2019, we have not hedged these interest rate risks. As of September 28, 2019, we had $71.9 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.7 million.

Currency Risk

As of September 28, 2019, we had $14.1 million of net liabilities subject to foreign exchange rate risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rate. Assuming a 100 basis point strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 28, 2019, our earnings would have increased or decreased, respectively, by approximately $0.1 million. This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We do not currently use derivatives to hedge these risks. Our retail sales and gross margin could be materially impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if prices increases cannot be passed onto our customers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the Securities and Exchange Commission (“SEC”), especially on our Forms 20-F and our Forms 6-K. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on June 24, 2019 and subsequent filings with the SEC. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under the Credit Facility, (v) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under the Credit Facility, (vi) the Company’s financial performance in the second half of fiscal 2020 and the level of capital expenditures requirements related to renewing store leases, (vii) the Company’s ability to execute its strategic vision and (viii) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 24, 2019 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 28, 2019	March 30, 2019
Assets
Current assets:
Cash and cash equivalents	$1,588	$1,179
Accounts receivable and other receivables	6,161	3,537
Inventories	101,655	91,541
Prepaid expenses and other current assets	1,998	2,142

Total current assets	111,402	98,399
Long-term accounts receivables	3,912	1,266
Property and equipment	29,254	29,727
Operating lease right-of-use asset	63,753	—
Intangible assets and other assets	4,372	4,403

Total non-current assets	101,291	35,396

Total assets	$212,693	$133,795

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$58,740	$47,021
Accounts payable	40,135	33,264
Accrued liabilities	7,603	9,657
Current portion of long-term debt	1,791	993
Current portion of operating lease liabilities	4,459	—

Total current liabilities	112,728	90,935
Long-term debt	14,470	16,111
Long-term portion of operating lease liabilities	71,631	—
Other long-term liabilities	2,193	12,966

Total long-term liabilities	88,294	29,077
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,252,911	35,603	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,137	19,120
Accumulated deficit	(100,668)	(98,473)
Accumulated other comprehensive loss	(156)	(212)

Total stockholders’ equity	11,671	13,783

Total liabilities and stockholders’ equity	$212,693	$133,795

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
Net sales	$85,343	$68,728
Cost of sales	52,719	42,355

Gross profit	32,624	26,373
Selling, general and administrative expenses	32,289	32,471
Restructuring charges	—	498
Depreciation and amortization	2,386	1,899

Total operating expenses	34,675	34,868

Operating loss	(2,051)	(8,495)
Interest and other financial costs	2,417	1,866

Loss from continuing operations	(4,468)	(10,361)
Income taxes (benefits)	—	—
Net loss from continuing operations	(4,468)	(10,361)
(Loss) income from discontinued operations, net of tax	(117)	(444)

Net loss	(4,585)	(10,805)

Weighted average common shares outstanding
Basic	17,965	17,961
Diluted	17,965	17,961
Net loss per common share
Basic	$(0.26)	$(0.60)
Diluted	$(0.26)	$(0.60)
Net loss from continuing operations per common share
Basic	$(0.25)	$(0.58)
Diluted	$(0.25)	$(0.58)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

INCOME (In thousands)

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
Net loss	$(4,585)	$(10,805)
Other comprehensive income (loss) :
Foreign currency translation adjustments (1)	56	(6)

Total comprehensive loss	$(4,529)	$(10,811)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid- in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at March 30, 2019	17,960,881	$93,348	$19,120	$(98,473)	$(212)	$13,783
Net loss	—	—	—	(4,585)	—	(4,585)
Cumulative translation adjustment	—	—	—	—	56	56

Total comprehensive loss	—	—	—	—	—	(4,529)
Exercise of stock options	10,000	10	17	—	—	27
Cumulative effect of adjustment from adoption of new accounting standard	—	—	—	2,390	—	2,390

Balance at September 28, 2019	17,971,881	$93,358	$19,137	$(100,668)	$(156)	$11,671

Balance at March 31, 2018	17,960,881	$93,348	$19,042	$(79,787)	$(126)	$32,477
Net loss	—	—	—	(10,805)	—	(10,805)
Cumulative translation adjustment	—	—	—	—	(6)	(6)

Total comprehensive loss	—	—	—	—	—	(10,811)
Compensation expense resulting from stock options	—	—	57	—	—	57

Balance at September 29, 2018	17,960,881	$93,348	$19,099	$(90,592)	$(132)	$21,723

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
Cash flows from (used) in operating activities:
Net loss attributable to owners of the Company	$(4,585)	$(10,805)
Net loss from discontinued operations	(117)	(444)

Net loss from continuing operations	(4,468)	(10,361)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,400	1,885
Amortization of debt costs	151	175
Amortization of operating lease right-of-use asset	1,260	—
Other operating activities, net	8	183
(Increase) decrease in:
Accounts receivable, long-term accounts receivables and other receivables	(5,270)	1,295
Inventories	(10,114)	(3,791)
Prepaid expenses and other current assets	174	1,550
Increase (decrease) in:
Accounts payable	8,980	1,017
Accrued liabilities and other long-term liabilities	688	1,468

Net cash used in operating activities from continuing operations	(6,191)	(6,579)

Net cash used in operating activities from discontinued operations	(117)	(444)

	(6,308)	(7,023)

Cash flows used in investing activities:
Additions to property and equipment	(3,998)	(6,555)
Additions to intangible assets and other assets	—	(2,321)

Net cash used in investing activities	(3,998)	(8,876)

Cash flows provided by financing activities:
Increase in bank indebtedness	11,719	6,678
Repayment of long-term debt	(840)	(2,372)
Repayment of obligations under finance lease in 2020, capital leases 2019	(105)	(135)
Increase in long-term debt		12,500
Payment of loan origination fees and costs	—	(502)
Other financing activities	(59)	(51)

Net cash provided by financing activities	10,715	16,118
Net increase in cash and cash equivalents	409	219
Cash and cash equivalents, beginning of period	1,179	1,005

Cash and cash equivalents, end of period	$1,588	$1,224
Supplemental disclosure of cash flow information:
Interest paid	$1,763	$1,465
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$2,112	$2,802

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented.

These unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 28, 2019 and September 29, 2018 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 30, 2019, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2019 (the “Form 20-F”).

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 28, 2020 as fiscal 2020, and the prior fiscal year ending March 30, 2019 as fiscal 2019. Fiscal 2020 and fiscal 2019 each consist of fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable, the right-of-use assets and lease liabilities, deferred tax assets, the recoverability of long-lived assets, as well as the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with GAAP in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company funds its operations primarily through committed financing under its senior secured credit facility and its senior secured term loan described in Note 6. The senior secured credit facility along with the senior secured term loan are used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

The Company recorded net losses from continuing operations of $4.5 million and $10.4 million for the twenty-six week periods ended September 28, 2019 and September 29, 2018 respectively. The Company used cash in operating activities from continuing operations of $6.2 million and $6.6 million for the twenty-six week periods ended September 28, 2019 and September 29, 2018 respectively.

The Company’s ability to meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations and/or continued adherence to the terms of its committed financings and maintenance of sufficient availability of funding under its senior secured credit facility and its senior secured term loan. The sole financial covenant which the Company is required to adhere to under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. In the event that excess availability falls below the minimum requirement, this would be considered an event of default under the senior secured credit facility and under the senior secured term loan, that could result in the outstanding balances borrowed under the Company’s senior secured credit facility and the senior secured term loan becoming due immediately, which would also result in cross defaults on the Company’s other borrowings. Similarly, both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit and the senior secured term loan. The Company met its excess availability requirements as of and throughout the twenty-six week period ended September 28, 2019 and as of the date these financial statements were authorized for issuance. In addition, the Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s ability to make scheduled payments of principal, or to pay the interest, or to fund planned capital expenditures and store operations will also depend on its ability to maintain adequate levels of available borrowing, obtain favourable payment terms from suppliers and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continues to be actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from government sources. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the amount of value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 28, 2019 by the Company’s lenders.

Notwithstanding, the Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the date of issuance of these financial statements.

2.	Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

In February 2017, the FASB issued ASU 2017-02—Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. Leases will be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements.

The Company adopted this ASU on March 31, 2019 by applying its provisions prospectively and recognizing a cumulative-effect adjustment to the opening balance of retained earnings as of March 31, 2019. The Company elected the package of practical expedients permitted under the transition guidance, which provides that an entity need not reassess: (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any existing leases. The Company also elected to not reassess lease terms using hindsight and to combine lease and non-lease components for new leases subsequent to March 31, 2019. The Company also elected to exclude any lease agreements that are 12 months or less from the balance sheet.

The adoption of ASU 2017-02 resulted in the following impacts to the Company’s Condensed Balance Sheet as of March 31, 2019:

•	The establishment of a lease liability of $76.8 million and a corresponding right-of-use asset;

•

The reclassification of existing deferred lease inducements balance of $6.8 million and deferred straight-line rent of $4.3 million from Other long-term liabilities to Operating lease right-of-use assets; and

•	The reclassification of deferred gains on sales-leasebacks of $2.4 million previously recorded in other long-term liabilities, to opening retained earnings.

The Company is also obligated under finance leases, which cover certain machinery and IT equipment. The leases expire at various dates during the next 5 years. There have been no changes to finance leases due to the adoption of this standard.

Recent Accounting Pronouncements not yet adopted:

In June 2016, the FASB issued ASU 2016-13—Financial Instruments—Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15—Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in such cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. Entities can choose to adopt the new guidance prospectively or retrospectively. Management continues to evaluate the impact of this ASU on the consolidated financial statements.

3.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 28, 2019, the Company had no accrued interest or penalties related to uncertain tax positions due to available tax loss carry forwards. The tax years 2012 through 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 28, 2019 and for the comparable period ended September 29, 2018. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of net deferred tax assets in the future. As of September 28, 2019, the Company had recorded a valuation allowance of $19.5 million ($19.3 million as of March 30, 2019) against the full value of the Company’s net deferred tax assets.

4.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 28, 2019, the Company’s net loss per common share on a basic and diluted basis was ($0.26). For the twenty-six week period ended September 28, 2019, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.25). Excluded from the computation of diluted earnings per share were 441,060 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 29, 2018, the Company’s net loss per common share on a basic and diluted basis was ($0.60). For the twenty-six week period ended September 29, 2018, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.58). Excluded from the computation of diluted earnings per share were 258,000 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

5.	Inventories

Inventories are summarized as follows:

	As of September 28, 2019	As of March 30, 2019
	(In thousands)
Raw materials and work in progress	$1,669	$2,064
Retail inventories and manufactured finished goods	99,986	89,477

	$101,655	$91,541

6.	Bank Indebtedness and Long-term Debt

As of September 28, 2019 and March 30, 2019, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $58.7 million ($59.2 million net of $0.5 million of deferred financing costs) and $47.0 million ($47.6 million net of $0.6 million of deferred financing costs), respectively. The Company’s senior secured credit facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $15.7 million as of September 28, 2019 and $14.4 million as of March 30, 2019. The Company met its excess availability requirements throughout the twenty-six week period ended September 28, 2019, and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility with Wells Fargo Canada Corporation. The senior secured credit facility, which matures in October 2022, also provides the Company with an accordion option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The senior secured credit facility bears interest at a rate of CDOR plus a spread ranging from 1.5%—3.0% depending on the Company’s excess availability levels. Under the senior secured credit facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 28, 2019.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC (“Crystal”). The senior secured term loan, which matures in October 2022, is subordinated in lien priority to the Company’s senior secured credit facility and bears interest at a rate of CDOR plus 8.25%. Under the senior secured term loan, the Company is required to adhere to the same financial covenant as under the Company’s senior secured credit facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the senior secured term loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long-term senior secured term loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its senior secured credit facility and its senior secured term loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s senior secured credit facility and its senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its senior secured credit facility and its senior secured term loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s senior secured credit facility and its senior secured term loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s senior secured credit facility and its senior secured term loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months from the date of issuance of these financial statements.

The Company’s senior secured credit facility and its senior secured term loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations; the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either (i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or (ii) maintain excess availably of at least 25% of the line cap and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s senior secured credit facility and its senior secured term loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: (i) ensure that the Company maintains adequate liquidity for the operation of its business, (ii) cover any deterioration in the value of the collateral, and (iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 28, 2019 by the Company’s lenders.

During the twenty-six week period ended September 28, 2019 the Company repaid the outstanding balances on its tem loans from Investissement Québec, namely its $5 million term loan ($0.6 million outstanding balance as at March 30, 2019) and $2 million term loan ($0.3 million outstanding balance as at March 30, 2019).

7.	Segmented Information

ASU 2014-09—Revenue from Contracts with Customers (Topic 606), requires entities to disclose their revenues disaggregated by classes of similar products and by channel. The Company has two reportable segments, Retail and Other. As of September 28, 2019, Retail operated 26 stores across Canada under the Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce, wholesale businesses and a gold exchange program. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/28/19	26 weeks ended 9/29/18	26 weeks ended 9/28/19	26 weeks ended 9/29/18	26 weeks ended 9/28/19	26 weeks ended 9/29/18
	(In thousands)
Jewelry and other	$40,521	$42,887	$4,273	$3,585	$44,794	$46,472
Timepieces	40,549	22,256	—	—	40,549	22,256

	$81,070	$65,143	$4,273	$3,585	$85,343	$68,728

The two reportable, “Retail” and “Other”, segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 28, 2019 and September 29, 2018 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/28/19	26 weeks ended 9/29/18	26 weeks ended 9/28/19	26 weeks ended 9/29/18	26 weeks ended 9/28/19	26 weeks ended 9/29/18
	(In thousands)
Sales to external customers	$81,070	$65,143	$4,273	$3,585	$85,343	$68,728
Inter-segment sales	—	—	1,743	4,450	1,743	4,450
Unadjusted gross profit	32,362	26,564	2,067	1,367	34,429	27,931

The following table sets forth reconciliations of the segments’ gross profits and certain unallocated costs to the Company’s consolidated gross profits for the twenty-six week periods ended September 28, 2019 and September 29, 2018:

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
	(In thousands)
Unadjusted gross profit	$34,429	$27,931
Inventory provisions	(620)	(666)
Other unallocated costs	(1,207)	(989)
Adjustment of intercompany profit	22	97

Gross profit	$32,624	$26,373

8.	Leases

The Company leases office, distribution, and retail facilities. Retail stores may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2034, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices, which are considered as variable costs.

The Company determines its lease payments based on predetermined rent escalations, rent-free periods and other incentives. The Company recognizes rent expense on a straight-line basis over the related terms of such leases, including any rent-free period and beginning from when the Company takes possession of the leased facility. Variable operating lease expenses, including contingent rent based on a percentage of sales, CAM charges, rent related taxes, mall advertising and adjustments to consumer price indices, are recorded in the period such amounts and adjustments are determined. Lease terms occasionally include renewal options for additional periods of up to 6 years. The Company uses judgement when assessing the renewal options in the leases and assesses whether or not it is reasonably certain to exercise these renewal options if they are within the control of the Company. Any renewal options not reasonably certain to be exercised are excluded from the lease term. There is generally no readily determinable discount rate implicit in the Company’s leases. Accordingly, the Company uses its incremental borrowing rate for a term that corresponds to the applicable lease term in order to measure its lease liabilities and has elected to use such rates based on lease terms remaining as of March 31, 2019.

The amounts of the Company’s right-of-use asset and current lease liabilities are presented separately on the Condensed Consolidated balance Sheet as of September 28, 2019. Substantially all of the Company’s leases are operating lease as of September 28, 2019. The Company records lease expense within selling, general and administrative expenses. The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. ROU assets, as part of the group of assets, are periodically reviewed for impairment. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant and Equipment—Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Amounts recognized in the Condensed Consolidated Statement of Earnings were as follows:

26 weeks ended September 28, 2019
(in thousands)
Fixed operating lease expense	$2,495
Variable operating lease expense	2,323

Total lease expense	$4,817

The average remaining operating lease term was seven years and the weighted average discount rate was 10.0% for all of the Company’s operating leases as of September 28, 2019.

The following table provides supplemental cash flow information related to the Company’s operating leases

26 weeks ended September 28, 2019
(in thousands)
Cash outflows from operating activities attributable to operating leases	$5,054
Right-of-use assets obtained in exchange for operating lease liabilities	522

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five fiscal years and thereafter to the operating lease liability recorded on the Condensed Consolidated Balance Sheet for operating leases existing as of September 28, 2019.

	Minimum Lease Payments as of September 28, 2019
	(in thousands)
Year ending March:	Finance	Operating
2020*	$85	$5,177
2021	156	13,269
2022	151	13,064
2023	90	13,001
2024	24	12,541
Thereafter	4	69,243

Total minimum lease payments	510	126,295
Less: amount of total minimum lease payments representing interest	(65)	(50,205)

Present value of future total minimum lease payments	445	76,090
Less: current portion of lease liabilities	(135)	(4,459)

Long-term lease liabilities	$310	$71,631

*	This amount represents minimum lease payments for the six month period from September 29, 2019 to March 28, 2020.

As previously disclosed in “Note 12. Commitments” to the Consolidated Financial Statements included in the Company’s Annual Report on Form 20-F for the year ended March 30, 2019, under previous lease accounting, future minimum lease payments for operating leases having an initial or remaining non-cancelable lease term in excess of one year were as follows:

	Minimum Lease Payments as of March 30, 2019
	(in thousands)
Year ending March:	Finance	Operating
2020	$202	$10,231
2021	158	13,144
2022	137	12,905
2023	78	12,795
2024	—	12,401
Thereafter	—	69,245

Total minimum lease payments	$575	$130,721

As of September 29, 2019, there was one executed agreement in respect to a store relocation without commencement dates, which has total fixed undiscounted commitments of $3.3 million over the ten-year term.

9.	Related Party Transactions

On July 28, 2017, the Company received a USD $2.5 million (approximately $3.4 million in Canadian dollars) loan from one of its controlling shareholders, Montel S.à.r.l. (previously known as Montrovest B.V.), to finance its working capital needs. This loan bears interest at an annual rate of 11%, net of withholding taxes, representing an effective interest rate of approximately 12.2%, and was originally due and payable in two equal payments of USD $1.25 million (approximately $1.75 million in Canadian dollars) in each of July 2018 and July 2019. During the period ended September 29, 2018, USD $1.25 million (approximately $1.75 in Canadian dollars) was repaid. During the period ended September 28, 2019 the Company obtained a one year moratorium on principal payments and as such the loan will become due in July 2020. It should be noted that the Company also has a cash advance owing to Montel with an outstanding balance as of September 28, 2019 of USD $1.5 million (approximately $1.9 million in Canadian dollars).

10.	Discontinued operations and disposal group

The Company considers a component to be classified as discontinued operations when it meets the criteria established under GAAP related to reporting discontinued operations and disclosures of disposals of components of the Company. The disposal of such components that represents a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the condensed consolidated statements of operations for current and prior periods commencing in the period in which the business meets the criteria of an asset held for sale and discontinued operation, and will include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

On August 11, 2017, the Company entered into the Stock Purchase Agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million (USD $106.8 million). Because the Company’s retail operations in the U.S market were a significant part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. The Company incurred transaction related costs of nil and $0.8 million which have been allocated to the results of discontinued operations, during the twenty-six week periods ended September 28, 2019 and September 29, 2018, respectively. Furthermore, the Company recognized a net operating expense recovery of nil and $0.4 million as part of the transition services agreement with Aurum (see below) which has been allocated to the results of discontinued operations, during the twenty-six week periods ended September 28, 2019 and September 29, 2018, respectively.

As a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $2.3 million in inventory from Mayors; (ii) a transition services agreement whereby the Company agreed to provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors agreed to provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

The following table presents the net income from discontinued operations for the twenty-six week periods ended September 28, 2019 and September 29, 2018.

	26 weeks ended September 28, 2019	26 weeks ended September 29, 2018
	(In thousands, except per share amounts)
Net sales	$—	$—
Cost of sales	—	—

Gross profit	—	—
Selling, general and administrative expenses	117	444
Depreciation and amortization	—	—

Total operating expenses	117	444

Operating loss	(117)	(444)
Interest and other financial costs	—	—

Loss before income taxes	(117)	(444)

Income tax expense	—	—

Net loss from discontinued operations	$(117)	$(444)

Weighted average common shares outstanding
Basic	17,965	17,961
Diluted	17,965	17,961
Net loss from discontinued operations per common share
Basic	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.02)